UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

PERFORMANCE SHIPPING INC.
(Name of Subject Company)

PERFORMANCE SHIPPING INC.
(Names of Persons Filing Statement)

COMMON SHARES, PAR VALUE $0.01 PER SHARE
(INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
(Title of Class of Securities)

Y67305154
(CUSIP Number of Class of Securities)

Mr. Andreas Michalopoulos
373 Syngrou Avenue, 175 64 Palaio Faliro
Athens, Greece
+30-216-600-2400

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

with copies to:

Will Vogel
Watson Farley & Williams LLP
250 West 55th Street, 31st Floor
New York, New York 10019
+1-212-922-2200

Robert B. Greco
Richards, Layton & Finger, P.A.
One Rodney Square
920 North King Street
Wilmington, Delaware 19801
+1-302-651-7728

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (the “Amendment No. 1”) amends and supplements the Introduction, Item 2, Item 3, Item 4 and Item 5 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Performance Shipping Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on October 25, 2023 (together with any amendments and supplements thereto, including this Amendment No. 1, the “Schedule 14D-9”), including as a result of the filing by the Offeror of the Schedule TO Amendment (as defined below). This Schedule 14D-9 relates to a cash tender offer (the “Offer”) by Sphinx Investment Corp., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Offeror”), to purchase from the shareholders of the Company, all outstanding shares of the Company’s common shares, par value $0.01 per share (the “Common Shares”) and the associated preferred stock purchase rights (the “Rights” and, together with the Common Shares, the “Shares”) issued pursuant to the Stockholders’ Rights Agreement, dated December 20, 2021, between the Company and Computershare Inc., as rights agent (the “Rights Agreement”), at a price of $3.00 per Share (without interest and less any applicable withholding taxes) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated October 30, 2023 (the “Offer to Purchase”), the related revised Notice of Guaranteed Delivery and the related revised Letter of Transmittal, as set forth in the Offeror’s Tender Offer Statement on Schedule TO (which is also Amendment No.4 to the Schedule 13D filed by the Offeror, Maryport Navigation Corp. and Mr. George Economou on August 25, 2023 (and amended on August 31, 2023, September 4, September 15, 2023 and twice on October 11, 2023)) filed with the Securities and Exchange Commission (the “SEC”) on October 11, 2023 (the “Original Schedule TO”), as amended by Amendment No. 1 thereto filed by the Offeror with the SEC on October 30, 2023 (the “Schedule TO Amendment” and, together with the Original Schedule TO, the “Schedule TO”). Unless the Offer is extended by the Offeror, the Offer and withdrawal rights thereunder will expire at 11:59 p.m., New York City Time, on November 15, 2023.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9. This Amendment No. 1 is being filed to reflect certain updates as indicated below.

INTRODUCTION

The introductory section of Schedule 14D-9 under the heading “Introduction” is hereby amended and supplemented by revising, supplementing and replacing in its entirety the first paragraph thereunder with the following:

“This Solicitation/Recommendation Statement on Schedule 14D-9, as amended (this “Schedule 14D-9”) relates to a cash tender offer (the “Offer”) by Sphinx Investment Corp., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Offeror”), to purchase from the shareholders of Performance Shipping Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Company”), all outstanding shares of the Company’s common shares, par value $0.01 per share (the “Common Shares”) and the associated preferred stock purchase rights (the “Rights” and, together with the Common Shares, the “Shares”) issued pursuant to the Stockholders’ Rights Agreement, dated December 20, 2021, between the Company and Computershare Inc., as rights agent (the “Rights Agreement”), at a price of $3.00 per Share (without interest and less any applicable withholding taxes) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated October 30, 2023 (the “Offer to Purchase”), the related revised Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery”), and the revised related Letter of Transmittal (the “Letter of Transmittal”), as set forth in the Offeror’s Tender Offer Statement on Schedule TO (which is also Amendment No.4 to the Schedule 13D filed by the Offeror, Maryport Navigation Corp. and Mr. George Economou on August 25, 2023 (and amended on August 31, 2023, September 4, 2023, September 15, 2023 and twice on October 11, 2023)) filed with the Securities and Exchange Commission (the “SEC”) on October 11, 2023 (the “Original Schedule TO”) ”), as amended by Amendment No. 1 thereto filed by the Offeror with the SEC on October 30, 2023 (the “Schedule TO Amendment” and, together with the Original Schedule TO, the “Schedule TO”). Unless the Offer is extended by the Offeror, the Offer and withdrawal rights thereunder will expire at 11:59 p.m., New York City Time, on November 15, 2023.

Item 2.	Identity and Background of Filing Person.

Item 2 of Schedule 14D-9 is amended and supplemented as follows:

(1) The last sentence of the first paragraph under the heading “Tender Offer” under Item 2 is hereby revised, supplemented and replaced in its entirety by the following:

“According to the Offer to Purchase, unless the Offer is extended by the Offeror, the Offer and withdrawal rights thereunder will expire at 11:59 p.m., New York City Time, on November 15, 2023 (the “Expiration Date and Time”).”

(2) Sub-paragraph (iv) under the heading “Tender Offer” under Item 2 is hereby revised, supplemented and replaced in its entirety by the following:

“(iv)       the Company shall not have any securities outstanding, authorized or proposed for issuance other than (a) the Shares, (b) authorized Series A Preferred Stock (none of which shall have been issued), (c) the number of shares of Series B Convertible Cumulative Perpetual Preferred Stock (the “Series B Preferred Stock”) outstanding as of October 10, 2023, (d) the warrants outstanding as of October 10, 2023 (which shall not be exercisable in the aggregate for more than the 7,904,221 Shares disclosed by the Company in its Form 6-K on September 29, 2023, and the terms of which such warrants shall not have been amended on or after October 10, 2023), (e) (1) the options to purchase Shares under the Company’s Amended and Restated 2015 Equity Incentive Plan (as such plan was in effect as of October 10, 2023) (the “Equity Incentive Plan”) outstanding, and subject to the terms as in effect, as of October 10, 2023, and (2) any options to purchase shares under the Equity Incentive Plan that are issued pursuant to the Equity Incentive Plan on or after the date of the Offer to Purchase in the ordinary and usual course of business, consistent with past practice (clause (e)(1) and clause (e)(2), collectively, the “Options”); (f) Shares authorized for issuance but not yet subject to awards under the Equity Incentive Plan (none of which shall, on or after October 10, 2023, have been issued other than in the ordinary and usual course of business, consistent with past practice; and (g) the Remedial Rights (as defined below) and the Remedial Shares (as defined below) (with none of the Remedial Shares having been issued);”

(3) Sub-paragraph (v) under the heading “Tender Offer” under Item 2 is hereby revised, supplemented and replaced in its entirety by the following:

“(v)          either (a) (1) Section 4 of the Certificate of Designation, Preferences and Rights of Series C Convertible Cumulative Redeemable Perpetual Preferred Stock (such certificate, the “Series C Certificate” and such stock, the “Series C Preferred Stock”) shall no longer be in effect, (2) any and all shares of the Series C Preferred Stock held as of October 11, 2023 by any of Mango Shipping Corp., Mitzela Corp. and Giannakis (John) Evangelou, Antonios Karavias, Christos Glavanis, and Reidar Brekke, or by any “affiliate” (as such term is defined in Rule 12b-2 of the General Rules and Regulations under the Exchange Act (as defined below) of any of the foregoing (collectively the “Inside Holders”), and any and all Shares purported to have been issued pursuant to the purported conversion of any such shares of Series C Preferred Stock, shall have been validly cancelled for no consideration and (3) no other shares of Series C Preferred Stock shall be outstanding; or (b) (1) there shall have been issued upon each Share outstanding from time to time an uncertificated right (which such right shall be stapled to the associated Share and shall, immediately and solely following the Offeror’s deposit with Continental Stock Transfer & Trust Company as tender offer agent (the “Tender Offer Agent”) of the proceeds required to consummate the Offer, be freely exercisable at any time in exchange for nominal consideration (and shall not be exercisable prior to the Offeror’s deposit with the Tender Offer Agent of the proceeds required to consummate the Offer, and shall not be subject to involuntary redemption or repurchase)) (each, a “Remedial Right”) to purchase such number of shares of Series C Preferred Stock (and/or such number of shares of a new class of preferred stock of the Company) (the “Remedial Shares”) that would, once issued to the holder of such Share, put the holder of such Share in the same economic, voting, governance and other position as the holder of such Share would have been in had the Series C Preferred Stock issued to Mango Shipping Corp., Mitzela Corp. and Giannakis (John) Evangelou, Antonios Karavias, Christos Glavanis, and Reidar Brekke, or by any “affiliate” (as such term is defined in Rule 12b-2 of the General Rules and Regulations under the Exchange Act of any of the foregoing (collectively, the “Insider Holders”) been cancelled for no consideration, (2) no Remedial Shares (or rights to acquire Remedial Shares other than the Remedial Rights) shall have been issued to any Insider Holder or any “associate” (as such term is defined in Rule 12b-2 of the General Rules and Regulations under the Exchange Act) of an Insider Holder and (3) any Remedial Right beneficially owned from time to time by any Insider Holder, any “associate” (as such term is defined in Rule 12b-2 of the General Rules and Regulations under the Exchange Act) of an Insider Holder or any direct or indirect transferee of an Insider Holder or of any such “associate” shall be rendered unexercisable pursuant to the definitive documentation for such Remedial Rights (the applicable of clause (a) and clause (b) referred to as the “Series C Condition”);”

(3) Item (i) of sub-paragraph (c) under the heading “Tender Offer” under Item 2 is hereby revised, supplemented and replaced in its entirety by the following:

“(i) any general suspension of trading in securities on any national securities exchange or in the over-the-counter market in the United States;”

(4) The second paragraph appearing after sub-paragraph (h) under the heading “Tender Offer” under Item 2 is hereby revised, supplemented and replaced in its entirety by the following:

“According to the Offer to Purchase, the foregoing conditions are for the sole benefit of the Offeror, and may be waived by the Offeror at or prior to the Expiration Date and Time, in the Offeror’s sole discretion and subject to the applicable rules and regulations of the SEC (including the requirements of Rule 14d-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). The Offer to Purchase further provides that failure by the Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right. According to the Offer to Purchase, should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment pursuant thereto shall forthwith be returned to the tendering shareholders. Furthermore, according to the Offer to Purchase, if the Offeror waives any of the conditions set out in sub-paragraphs (i) to (vii) and (a) to (h) above, the Offeror will promptly disseminate such waiver to all shareholders of the Company in a manner reasonably designed to inform them of such waiver and extend the Offer to the extent required by Rules 14d-4, 14d-6, and 14e-1 under the Exchange Act.”

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of Schedule 14D-9 is amended and supplemented as follows:

(1) The second paragraph under Item 3 is hereby revised, supplemented and replaced in its entirety by the following:

“Oceanaut Capital MIKE, doing business as Seaborne Capital Advisors, a financial advisory firm, of which the Company’s Chief Financial Officer is a director and sole member, has in the past been engaged by companies which are controlled by George Economou, and as such are affiliates of the Offeror, to provide financial advisory services for which it received customary compensation.”

(2) The first paragraph under the heading “Special Committee” under Item 3 is hereby revised, supplemented and replaced in its entirety by the following:

“On October 12, 2023, the Board appointed a Special Committee of independent directors of the Board who the Board deemed independent and disinterested with respect to the Offer, consisting of Alex Papageorgiou, Loïsa Ranunkel and Mihalis Boutaris (the “Special Committee”), to review, evaluate and make recommendations on behalf of the Company to the shareholders of the Company with respect to the Offer and to authorize and take any and all action deemed necessary, advisable or appropriate by the Special Committee in connection with the Offer and any related matters. The Board also authorized the Special Committee to retain, at the expense of the Company, financial, legal and other advisors or consultants to assist and advise the Special Committee in connection with the performance of its duties.”

(3) The eighth paragraph under the heading “Special Committee” under Item 3 is hereby revised, supplemented and replaced in its entirety by the following:

“On October 25, 2023, based on the foregoing and other considerations, and after consultation with the Special Committee’s independent advisors, the Special Committee unanimously adopted resolutions determining that the Offer is not in the best interests of the Company or its shareholders and recommending on behalf of the Company that all of the Company’s shareholders reject the Offer and not tender any of their Shares pursuant to the Offer.

Between October 31, 2023 and November 6, 2023, the Special Committee held a series of meetings with its advisors to consider and discuss, among other things, the Offer as amended on October 30, 2023, the conditions thereof and the Special Committee’s potential response thereto, the valuation analysis conducted by Newbridge with respect to the Offer and the Company, the Rights Agreement and certain related matters and considerations.

On November 6, 2023, based on the foregoing and other considerations, and after consultation with the Special Committee’s independent advisors, the Special Committee unanimously adopted resolutions determining that the Offer, as amended on October 30, 2023, is not in the best interests of the Company or its shareholders and recommending on behalf of the Company that all of the Company’s shareholders reject the Offer and not tender any of their Shares pursuant to the Offer.”

(4) The ninth paragraph under the heading “Special Committee” under Item 3 is hereby revised, supplemented and replaced in its entirety by the following:

"Pursuant to the authority delegated to it by the Board and the authority vested under clause (ii) of the definition of Distribution Date (as defined in the Rights Agreement, and capitalized terms used in this paragraph and not defined herein have the meaning set forth in the Rights Agreement) under the Rights Agreement, on October 25, 2023, the Special Committee adopted resolutions to: (i) confirm that the Distribution Date shall not occur under the Rights Agreement upon the Close of Business on the tenth Business Day after the date that the Offer was first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act and (ii) provide that the Distribution Date shall instead occur under the Rights Agreement on the next date on which the Distribution Date would occur under the Rights Agreement but for the commencement of the Offer on its original terms and conditions. After the Offeror amended the Offer on October 30, 2023, the Special Committee adopted additional resolutions on November 6, 2023 to confirm that the Distribution Date shall not occur under the Rights Agreement upon the Close of Business on the tenth Business Day after the date that such amendment to the Offer was first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act and to provide that the Distribution Date shall instead occur under the Rights Agreement on the next date on which the Distribution Date would occur under the Rights Agreement but for the commencement of the Offer on its original terms and conditions and such amendment to the Offer (which, for the avoidance, may include the occurrence of the Close of Business on the tenth Business Day after the date that any subsequent amendment to the Offer, any subsequent modification or extension of the Offer or any subsequent waiver of any of the conditions of the Offer is first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act), or in each case such later date as may be determined by action of the Board or the Special Committee. As a result, the Distribution Date under the Rights Agreement shall not occur upon the Close of Business on the tenth Business Day after the date that either the original Offer or the Offeror’s October 30, 2023 amendment thereto was first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act. However, to the extent that the Rights Agreement remains in effect and the Distribution Date has not yet occurred, and the Offeror or any affiliate thereof makes any subsequent tender or exchange offer, subsequently waives any conditions to the Offer, subsequently extends the Offer or subsequently amends or otherwise modifies the Offer, the Distribution Date may occur on the Close of Business on the tenth Business Day after the date that any such subsequent offer or any such subsequent amendment to the Offer, subsequent modification or extension of the Offer or subsequent waiver of any of the conditions of the Offer is first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act (or on such later date as may be determined by action of the Board or the Special Committee)."

Item 4.	The Solicitation or Recommendation.

Item 4 of Schedule 14D-9 is amended and supplemented as follows:

(1) The first paragraph under Item 4.a.“Recommendation” is hereby revised, supplemented and replaced in its entirety by the following:

“After careful consideration, including a thorough review of the terms and conditions of the Offer, the Special Committee, after consultation with its financial and legal advisors at a meeting held on October 25, 2023, unanimously determined, for the reasons discussed in more detail below, that the Offer is not in the best interests of the Company or its shareholders and recommended on behalf of the Company that the Company’s shareholders REJECT the offer and NOT tender any Shares pursuant to the Offer.”

(2) Item 4.b.“Reasons for the Recommendation” is hereby revised, supplemented and replaced in its entirety by the following:

“(b) Reasons for the Recommendation.

The Special Committee considered, among other things, the following list of factors (which are not necessarily listed in order of relative importance) in support of its recommendation on behalf of the Company that the Company’s shareholders reject the Offer and not tender their Shares in the Offer:

1.           In evaluating the Offer, the Special Committee received the advice and analysis of its independent financial advisor, Newbridge, as to the Company’s net asset value per Common Share in comparison to the consideration offered by the Offer. For purposes of this analysis, Newbridge calculated the Company’s net asset value per Common Share on a fully diluted treasury method basis (“NAV”) as of June 30, 2023, which Newbridge calculated as approximately $7.11 per share based on the Company’s interim financial statements for its fiscal quarter ending June 30, 2023 and estimates of the value of the Company’s fleet as of such date. Further, based on estimates of the Company’s asset value and liabilities as of September 30, 2023 analyzed by Newbridge, the Special Committee does not expect the Company’s NAV as of September 30, 2023 to materially differ from the Company’s NAV as of June 30, 2023. In addition, Newbridge reviewed the recent trading price of the Common Shares during the past three months (which period was chosen as being most relevant to a shareholder’s decision whether to tender its shares) and advised the Special Committee as to the fact that the Company’s stock and the stock of other comparable mercantile shipping companies have traded below the applicable company’s net asset value. Although the primary factor considered by the Special Committee when making its recommendation was the Company’s NAV, the Special Committee also considered the foregoing, as well as the prospect of generating value for the Company’s stockholders through the successful operation of the Company’s business and the Special Committee’s confidence in the Company’s future prospects. Based on all of the above, the Special Committee concluded that as the Company’s NAV exceeds the consideration represented by the Offer, the Offer undervalues the outstanding Shares.

2.           The Special Committee believes that the several conditions to the Offer, including conditions which are not within the authority of the Board or the Company, create significant doubt that the Offer will ever be consummated, and in particular, significant doubt as to whether the Offer will be consummated by the stated expiration date of the Offer. For example, pursuant to the Series C Condition, the Offer is conditioned on the cancellation of the Company’s outstanding shares of Series C Preferred Stock (and certain Common Shares issued in respect of the conversion thereof), or, in the alternative and with equivalent effect, the distribution by the Company to its common shareholders of Remedial Rights to purchase Remedial Shares, which, when issued, would put the Company’s common shareholders (other than the Insider Holders) in the same economic, voting, governance and other position as such common shareholders would have been in had the Series C Preferred Stock issued to the Insider Holders been cancelled for no consideration (the “Series C Alternative Condition”). The Offer to Purchase states that the Series C Condition is within the control of the Company and the Board. However, the Special Committee believes that none of the Company’s governing documents, including its articles of incorporation and bylaws and the certificate of designation of the Series C Preferred Stock, or applicable law, including the Business Corporations Act of the Republic of the Marshall Islands, grant the Company, the Board or the Special Committee the authority to effect a cancellation of the Series C Preferred Stock at this time. Additionally, the Special Committee has carefully evaluated the transactions described in the Offer to Purchase which the Offer to Purchase proposes would satisfy the Series C Alternative Condition, and believes that satisfying the Series C Alternative Condition is not in the control of the Company, the Board or the Special Committee, for the following independently sufficient reasons: (i) that the requirement of the Series C Alternative Condition that the holders of Shares be put in the “same economic, voting, governance and other position as such common shareholders would have been in had the Series C Preferred Stock issued to the Insider Holders been cancelled for no consideration” is not capable of being satisfied through the issuance of additional preferred shares of the Company, as stated in the Offer to Purchase, to the extent that the currently outstanding shares of Series C Preferred Stock and their associated economic, voting, governance and other rights, powers and preferences, which, for the reasons stated above, the Special Committee believes the Company has no power to cancel or nullify at this time, remain outstanding, (ii) any set of transactions involving the consummation of the Offer through the purported satisfaction of the Series C Alternative Condition would require the consent of the holders of a majority of the outstanding shares of Series C Preferred Stock, which is required under the terms of the certificate of designation of the Series C Preferred Stock to amend the Company’s articles of incorporation, to establish a new series of preferred stock that ranks superior to or equal to the Series C Preferred Stock, or to effect a change of control of the Company, and (iii) the Special Committee believes that any set of transactions which has the effect of, or an effect equivalent to, cancelling shares held by certain shareholders, for no consideration, as is required by the Series C Condition, would be an improper exercise of authority by the Board or the Special Committee under Marshall Islands law. As a result, the Special Committee believes that the satisfaction of the Series C Condition is not within the control of the Company, the Board or the Special Committee, and the Offeror’s statement to the contrary is false. In addition, the Special Committee notes that, despite the inclusion of the Series C Alternative Condition, which purportedly could be satisfied without the cancellation of the Series C Preferred Stock, the Equity Condition, which requires as a condition of the Offer that no Series C Preferred Stock remain outstanding, continues to operate to require that all outstanding shares of Series C Preferred Stock be cancelled to satisfy the conditions to the Offer. As discussed above, the Special Committee believes that none of the Company, the Board or the Special Committee has the authority to effect a cancellation of the Series C Preferred Stock at this time. In light of the foregoing, as well as the Offer to Purchase’s statement that all of the conditions to the Offer (including the Equity Condition and the Series C Condition, for example) are for the sole benefit of the Offeror and may be waived by the Offeror in its sole discretion, the Special Committee believes that the Offer is illusory in that the Offeror has complete discretion as to whether to waive these conditions (which the Company, the Board and the Special Committee cannot unilaterally cause to be satisfied at this time) and consummate the Offer.

To the Company’s knowledge, as of November 2, 2023, 1,451,944 shares of Series C Preferred Stock are outstanding and 1,371,134, or approximately 94.4%, of such shares are held by Mango Shipping Corp. and Mitzela Corp., which are Insider Holders and affiliates of the Company. To the Company’s knowledge, no other affiliates of the Company hold Series C Preferred Stock. The ownership of Series C Preferred Stock by the other Insider Holders is not known to the Company.

The foregoing discussion of the information and factors considered by the Special Committee in reaching its conclusions and recommendations on behalf of the Company is not exhaustive, but rather includes the material reasons and factors considered by the Special Committee.”

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Item 5 of Schedule 14D-9 is amended and supplemented by revising, supplementing and replacing the second sentence in the first paragraph thereunder in its entirety by the following:

“The Company has agreed to pay customary compensation to Joele Frank for such services, which includes a quarterly fee based on customary hourly rates and a $60,000 retention fee.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERFORMANCE SHIPPING INC.

Dated: November 6, 2023

/s/ Andreas Michalopoulos
By: Andreas Michalopoulos
Chief Executive Officer